SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

RiceBran Technologies, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

45677V108

(CUSIP Number)

LF-RB Management LLC	Stephen D. Baksa
720 Fifth Avenue, 10th Floor	2 Woods Lane
New York, New York 10019	Chatham, NJ 45140
(212) 247-0581	(973) 635-4710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

May 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 11 pages

CUSIP No. 45677V108	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LF-RB Management, LLC	81-1110072

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 952,479 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,479 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.0%[2]
14	TYPE OF REPORTING PERSON	OO

1 LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock (“Common Stock”) of the Issuer held by the other parties to such Voting Agreement, Stephen D. Baksa and Edward M. Giles under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the Voting Agreement (as defined and described in item 4 below) and the other understandings described in Items 4 and 6 below.

2 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016, plus 139,047 shares of Common Stock underlying warrants held by Mr. Baksa exercisable within 60 days of the date hereof.

CUSIP No. 45677V108	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 952,479 shares
	9	SOLE DISPOSITIVE POWER 3,390 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,479 shares[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.0%[4]
14	TYPE OF REPORTING PERSON	IN

3 Includes 3,390 shares directly held by Gary L. Herman and his affiliates. Mr. Herman, as managing member of LF-RB Management LLC, may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by him, the other parties to the Voting Agreement, Stephen D. Baksa and Edward M. Giles under Rule 13d-5 of the Exchange Act, by virtue of the Voting Agreement and the other understandings described in Items 4 and 6 below.

4 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016, plus 139,047 shares of Common Stock underlying warrants held by Mr. Baksa exercisable within 60 days of the date hereof.

CUSIP No. 45677V108	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Goose	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 952,479 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,479 shares[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.0%[6]
14	TYPE OF REPORTING PERSON	IN

5 Mr. Goose, as managing member of LF-RB Management LLC, may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by the other parties to the Voting Agreement, Stephen D. Baksa and Edward M. Giles under Rule 13d-5 of the Exchange Act, by virtue of the Voting Agreement and the other understandings described in Items 4 and 6 below

6 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016, plus 139,047 shares of Common Stock underlying warrants held by Mr. Baksa exercisable within 60 days of the date hereof.

CUSIP No. 45677V108	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen D. Baksa	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 496,910 shares
	9	SOLE DISPOSITIVE POWER 496,910 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,910 shares[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.7%[8]
14	TYPE OF REPORTING PERSON	IN

7 Represents an aggregate of 357,863 shares of the Issuer’s Common Stock and 139,047 shares of Common Stock underlying Common Stock purchase warrants exercisable within 60 days. This total does not include 51,233 shares of Common Stock owned by trusts for the benefit of Mr. Baksa’s adult children. Mr. Baksa’s wife is the sole trustee of such trusts, and Mr. Baksa disclaims beneficial ownership of such shares. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Baksa under Rule 13d-5 of the Exchange Act by virtue of the understandings described in Items 4 and 6 below.

8 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016, plus 139,047 shares of Common Stock underlying warrants held by Mr. Baksa exercisable within 60 days of the date hereof.

CUSIP No. 45677V108	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Jacinto	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 144,551 shares
	9	SOLE DISPOSITIVE POWER 144,551 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,551 shares[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.4%[10]
14	TYPE OF REPORTING PERSON	IN

9 Includes only shares of Common Stock directly held by Richard Jacinto Roth IRA. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Jacinto under Rule 13d-5 of the Exchange Act by virtue of the Voting Agreement described in Items 4 and 6 below.

10 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016.

CUSIP No. 45677V108	13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Bellofatto	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 150,000 shares
	9	SOLE DISPOSITIVE POWER 150,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 shares[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.4%[12]
14	TYPE OF REPORTING PERSON	IN

11 . Includes only shares directly held by Richard Bellofatto. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Bellofatto under Rule 13d-5 of the Exchange Act by virtue of the Voting Agreement described in Items 4 and 6 below.

12 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016.

CUSIP No. 45677V108	13D	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Larry Hofpspirger	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 115,148 shares
	9	SOLE DISPOSITIVE POWER 115,148 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,148 shares[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.1%[14]
14	TYPE OF REPORTING PERSON	IN

13 Includes only shares directly held by Larry Hofpspirger. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Hofpspirger under Rule 13d-5 of the Exchange Act by virtue of the Voting Agreement described in Items 4 and 6 below.

14 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016.

CUSIP No. 45677V108	13D	Page 9 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward M. Giles	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 42,280 shares
	9	SOLE DISPOSITIVE POWER 42,280 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,280 shares[15]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.4%[16]
14	TYPE OF REPORTING PERSON	IN

15 LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Giles under Rule 13d-5 of the Exchange Act by virtue of the understandings described in Items 4 and 6 below.

16 Based on a total of 10,496,339 shares of Common Stock issued and outstanding as of May 13, 2016, as reported by the Issuer in the Issuer’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 16, 2016.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission on April 29, 2016 as specifically set forth herein. This Amendment No. 1 is being filed by the Reporting Persons with a letter sent to the Issuer dated May 17, 2016. Capitalized terms used but not defined in this Amendment No. 1 have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On May 18, 2017 the Reporting Persons sent a letter to the Issuer. A copy of such letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read in its entirety as follows:

(a)	As of the date hereof, LF-RB Management, LLC may be deemed to have voting control over, and beneficial ownership of, an aggregate of 952,479 shares of Common Stock of the Issuer, representing approximately 9.0% of the outstanding shares of Common Stock of the Issuer, based on a total of 10,496,339 shares of Common Stock reported by the Issuer to be issued and outstanding as of April 29, 2016, as reported by the Issuer in its Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 29, 2016, plus 139,047 shares of Common Stock underlying warrants held by Mr. Baksa exercisable within 60 days of the date hereof.

LF-RB is the record owner of 0 shares of Common Stock. Mr. Herman is the record owner of 3,390 shares of Common Stock. Mr. Goose is the record owner of 0 shares of Common Stock. Mr. Baksa is the record owner of 357,863 shares of Common Stock and warrants to purchase an additional 139,047 shares of Common Stock that may be exercised within 60 days of the date hereof. Mr. Jacinto is the record owner of 144,551 shares of Common Stock. Mr. Bellofatto is the record owner of 150,000 shares of Common Stock. Mr. Hofpspirger is the record owner of 115,148 shares of Common Stock. Mr. Giles is the record owner of 42,408 shares of Common Stock. As described above, on April 25, 2016, Reporting Persons entered into the Voting Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits:

99.2	Voting Agreement, dated April 25, 2016, by and among LF-RB Management, LLC, Gary L. Herman, Michael Goose, Richard Jacinto, Richard Bellofatto and Larry Hofpspirger.

99.3	Letter sent to the Issuer by the Reporting Persons, dated May 18, 2016.

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 18th day of May, 2016.

LF-RB MANAGEMENT, LLC

By:	/s/ Gary L. Herman
Gary L. Herman
Managing Member

By:	/s/ Michael Goose
Michael Goose
Managing Member

/s/ Gary L. Herman
Gary L. Herman

/s/ Michael Goose
Michael Goose

/s/ Stephen D. Baksa
Stephen D. Baksa

/s/ Richard Jacinto
Richard Jacinto

/s/ Richard Bellofatto
Richard Bellofatto

/s/ Larry Hofpspirger
Larry Hofpspirger

/s/ Edward M. Giles
Edward M. Giles

Page 11 of 11 pages